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                                                                  EXHIBIT (a)(7)


                                    FORM OF
                       PROMISE TO GRANT STOCK OPTION(S)
                       --------------------------------

TO: __________________________


     In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Entrust, Inc. ("Entrust"), Entrust will grant you a stock option or options, as applicable, covering [_________] shares of
Entrust's common stock on or about January 31, 2002 (the "New Option(s)").   If
you are a resident of either the United States or the United Kingdom for tax purposes and are not subject to the tax laws of Canada, the exercise price of each New Option will be the closing price of Entrust's common stock as listed on the Nasdaq National Market on January 31, 2002, except as otherwise set forth in the Exchange Offer Documents (as defined below). If you are a resident of Canada for tax purposes, the exercise price of each New Option will be the greater of (i) the closing price of Entrust's common stock as listed on the Nasdaq National Market on January 31, 2002 and (ii) the closing price of Entrust's common stock as listed on the Nasdaq National Market on July 30, 2001, the date your tendered options were cancelled, except as otherwise set forth in the Exchange Offer Documents (as defined below). Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Entrust, as described below. Each New Option will otherwise be subject to the standard terms and conditions under Entrust's 1999 Non-Officer Employee Stock Incentive Plan and applicable form of stock option agreement.

     Prior to the grant of New Options on or about January 31, 2002, it is possible that Entrust might effect or enter into a merger or other similar transaction whereby Entrust would be acquired by another company. This promise to grant stock options (this "Promise") evidences the binding commitment made pursuant to the terms of the offer to exchange options, as set forth in the Exchange Offer Documents, that Entrust's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about January 31, 2002. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Entrust's) and the number of shares subject to your new option would be adjusted. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. If you are a resident of either the United States or the United Kingdom for tax purposes and are not subject to the tax laws of Canada, any such option to purchase the acquirer's stock will have an exercise price equal to the fair market value of such acquirer's stock on the date the New Option is granted, and would be unaffected by the acquirer's treatment of Entrust's existing stock option plans. If you are a resident of Canada for tax purposes, any such option to purchase the acquirer's stock will have an exercise price equal to the greater of (i) the fair market value of such acquirer's stock on the date the new options are granted and (ii) the fair market value of such acquirer's common stock on the date the acquirer acquires Entrust, and would be unaffected by the acquirer's treatment of Entrust's existing stock option plans.

     In order to receive the New Option(s), you must continue to be employed by Entrust (or one of its subsidiaries), or a successor of Entrust, as of January 31, 2002. This Promise does not constitute a guarantee of employment with Entrust for any period. Unless otherwise expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with Entrust will remain "at-will" and can be terminated by you or Entrust at any time, with or without cause or notice. If your employment with Entrust terminates before January 31, 2002, for any reason, including but not limited to
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your voluntary resignation, a reduction in force, or as the result of a merger or acquisition of Entrust by another company, you will lose all rights pursuant to this Promise to receive New Options.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the memorandum from F. William Conner dated June 19, 2001; (iii) the Election Form previously completed and submitted by you to Entrust; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Entrust with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Entrust.

ENTRUST, INC.


By: ________________________________      Date: _________________________, 2001